FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(   ) Check box if no longer subject to section 16. Form 4 or
Form 5 obligations may continue.  See instruction 1(b).


Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*

     Shuyler, Richard H.
     538 Commons Drive
     Golden  CO 80401

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)

4.   Statement for Month/Year

     June 2000

5.   If amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     ( X ) Director
     (   ) 10% Owner
     ( X ) Officer (give title below)
               Executive Vice President
     (   ) Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (   ) Form filed by One Reporting Person
     ( X ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock
     b)   Common Stock
     c)   Common Stock
     d)   Common Stock
     e)

2.   Transaction Date (Month/Day/Year)
     a)   6/1/00
     b)   6/1/00
     c)   6/1/00
     d)   6/1/00
     e)

3.   Transaction Code (Instr. 8)
     a)   X
     b)   X
     c)   J(3)
     d)   J(3)
     e)

4.   Securities Acquired (A) or Disposed of (D)(Instr.3,4 and 5)
          Amount (1)          (A) or (D)          Price
     a)   68,625              A              6.6667
     b)   31,375              A              10.6667
     c)   68,625              D              31.75
     d)   31,375              D              31.75
     e)


4.   Amount of Securities Beneficially Owned at End of Month
      (Instr. 3 and 4)
     a)
     b)
     c)
     d)   5,828
     e)   2,022

6.   Ownership Form: Direct (D) or Indirect (I) (Instr.4)
     a)
     b)
     c)
     d)   D
     e)   I
7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     a)
     b)
     c)
     d)
     e)   By Child


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting, see
Instruction 4(b)(v)

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr.3)
     a)   Common Stock Options
     b)   Common Stock Options
     c)   Common Stock Options
     d)   Common Stock Options
     e)   Common Stock Options
     f)   Common Stock Options
     g)   Common Stock Options
     h)   Common Stock Options
     i)   Common Stock Options
     j)   Common Stock Options
     k)   Common Stock Options
     l)   Common Stock Options
     m)   Common Stock Options

2.   Conversion or Exercise Price of Derivative Security
     a)   6.6667
     b)   10.6667
     c)   10.6667
     d)   6.6667
     e)   10.6667
     f)   10.6667
     g)   6.6667
     h)   10.6667
     i)   10.6667
     j)   34.00
     k)   34.00
     l)   34.00
     m)   34.00
3.   Transaction Date (Month/Day/Year)
     a)   6/1/00
     b)   6/1/00
     c)   6/1/00
     d)   6/1/00
     e)   6/1/00
     f)   6/1/00
     g)   6/1/00
     h)   6/1/00
     i)   6/1/00
     j)   6/21/00
     k)   6/21/00
     l)   6/21/00
     m)   6/21/00

4.   Transaction Code (Instr 8)
     a)   J(1)
     b)   J(1)
     c)   J(1)
     d)   J(1)
     e)   J(1)
     f)   J(1)
     g)   X
     h)   X
     i)   X
     j)   J(2)
     k)   J(2)
     l)   J(2)
     m)   J(2)

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) ( Instr 3, 4, and 5)
          (A)            (D)
     a)                  68,625
     b)                  28,320
     c)                  3,055
     d)   68,625
     e)   28,320
     f)   3,055
     g)                  68,625
     h)                  28,320
     i)                  3,055
     j)   5,625
     k)   5,625
     l)   5,625
     m)   5,625
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable    Expiration Date
     a)   7/11/95             7/11/05
     b)   3/31/96             10/30/05
     c)   3/31/97             10/30/05
     d)   7/11/95             7/11/05
     e)   3/31/96             10/30/05
     f)   3/31/97             10/30/05
     g)   7/11/95             7/11/05
     h)   3/31/96             10/30/05
     i)   3/31/97             10/30/05
     j)   6/21/01             6/21/10
     k)   6/21/02             6/21/10
     l)   6/21/03             6/21/10
     m)   6/21/04             6/21/10

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title               Amount or Number of Shares
     a)   Common Stock        68,625
     b)   Common Stock        28,320
     c)   Common Stock        3,055
     d)   Common Stock        68,625
     e)   Common Stock        28,320
     f)   Common Stock        3,055
     g)   Common Stock        68,625
     h)   Common Stock        28,320
     i)   Common Stock        3,055
     j)   Common Stock        5,625
     k)   Common Stock        5,625
     l)   Common Stock        5,625
     m)   Common Stock        5,625

8.   Price of Derivative Security (Instr.5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)
     a)
     b)
     c)
     d)
     e)
     f)
     g)
     h)
     i)
     j)
     k)
     l)
     m)   252,868
10.  Ownership of Derivative Security: Direct(D) or Indirect(I)
     (Instr. 4)
     a)   D
     b)   D
     c)   D
     d)   I
     e)   I
     f)   I
     g)
     h)
     i)
     j)
     k)
     l)
     m)   D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
J(1) Transfer of options to Rubicon Investments, LLC, a limited liability company controlled by Mr. Shuyler and his wife, in exchange for an unsecured promise to pay fair market of the options.
J(2) Option grant.
J(3) Rubicon Investments, LLC exercised options and sold shares in a registered transaction.


     /s/ Richard H. Shuyler
**Signature of Reporting Person
     Date: July 10, 2000

**Intentional misstatements of omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

HH:748390vl